SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.     Type of securities ("draft", promissory note"):

6.00% Senior Notes due 2007, Series B (the "Series B Notes").

2.     Issue, renewal or guaranty:

On March 13, 2002, Kansas City Power & Light Company ("KCPL") completed a private offering of 6.00% Senior Notes due 2007, Series A (the "Series A Notes"). Pursuant to a registration rights agreement entered into in connection with the private offering, KCPL exchanged $225 million of Series B Notes, registered under the Securities Act of 1933, as amended, for a like amount of Series A Notes.

3.     Principal amount of each security:

The Series B Notes were issued in the aggregate amount of $225 million.

4.     Rate of interest per annum of each security:

6.00%

5.     Date of issue, renewal or guaranty of each security:

October 5, 2002.

6.     If renewal of security, give date of original issue:

The Series A Notes were issued March 13, 2002.

7.     Date of maturity of each security:

March 15, 2007.

8.     Name of the person to whom each security was issued, renewed or guaranteed:

The Series B Notes are represented by a global note registered in the name of Cede & Co.

9.     Collateral given with each security:

None.

10.   Consideration given for each security:

Series A Notes in the aggregate amount of $225 million were exchanged for a like aggregate amount of Series B Notes.

11.   Application of proceeds of each security:

No cash proceeds were received from the issuance of the Series B Notes. KCPL received $223,188,750 in cash proceeds (99.195% of the principal amount) from the issuance and sale of the Series A Notes, which were used for refinancing existing debt of KCPL.

12.   Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)      the provisions contained in the first sentence of Section 6(b) [ ]

b)      the provisions contained in the fourth sentence of Section 6(b) [ ]

c)      the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.   If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.   If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.   If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

/s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance, Chief
Financial Officer and Treasurer
Kansas City Power & Light Company

Dated:  October 10, 2002